EXHIBIT 1.01 to Form SD

APPLIED INDUSTRIAL TECHNOLOGIES, INC.

Conflict Minerals Report for Calendar Year 2014

Introduction

In this report, “Applied” refers to Applied Industrial Technologies, Inc., an Ohio corporation. References to “we,” “us,” “our,” and “the company” mean Applied and its subsidiaries.

The company is a leading industrial distributor in North America, Australia, and New Zealand, supplying customers in a wide range of industries with products including bearings, power transmission components, fluid power components and systems, industrial rubber products, linear motion components, tools, safety products, and other industrial and maintenance supplies. We serve customers for both MRO (maintenance, repair, and operations) and OEM (original equipment manufacturing) product applications. We provide engineering, design, and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber, and fluid power shop services. We also offer maintenance training and inventory and storeroom management solutions.

In our most recent fiscal year, ended June 30, 2014, we achieved sales of $2.46 billion. We believe sales of products manufactured by us or contracted to be manufactured for us represent less than 5% of our overall sales. Because manufacturing processes are conducted in subsidiary business operations, primarily in the fluid power segment, that use varied information systems and operating processes, we are unable to report a precise value of the products we manufactured or contracted to be manufactured for us.

The types of products manufactured by us or contracted by us to be manufactured include custom-built hydraulic and electro-hydraulic power units and control systems, pneumatic and electro-pneumatic panels and sub-assemblies, fabricated aluminum assemblies, lubrication systems, and hydraulic manifolds.

In general, we assemble these products using finished components we purchase from hundreds of suppliers, primarily large manufacturers, for whom we may also serve as an authorized distributor. We rely on these suppliers for information about conflict minerals in their products, and they in turn rely on their own suppliers for information.

Although we did not survey all of the suppliers, we did survey direct suppliers of metal-containing components that we estimated would constitute over three-quarters of the dollar volume of fiscal 2014 purchases by the manufacturing operations.

Following due diligence, we were not able to determine (a) the country of origin of certain necessary conflict minerals contained in our products, (b) that those conflict minerals come from recycled or scrap sources, (c) the smelter or refiner used to process those conflict minerals, or (d) their mine or location of origin.

An independent private sector audit report has not been obtained relating to this Conflict Minerals Report because Applied is not required to obtain an audit report for this reporting period.

Reasonable Country of Origin Inquiry

We conducted a reasonable country of origin inquiry about the conflict minerals necessary to the functionality or production of products manufactured by us, or contracted to be manufactured for us.

We used the Conflict Minerals Reporting Template, a standardized reporting tool developed by the Conflict-Free Sourcing Initiative, to conduct our reasonable country of origin inquiry. We received complete responses from less than half of the suppliers we contacted. As a result of those responses, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the reporting period contain necessary conflict minerals that originated, or may have originated, in the Democratic Republic of the Congo or an adjoining country and know or have reason to believe that those necessary conflict minerals may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary conflict minerals. Due to the overlap in the processes, the reasonable country of origin inquiry is described below in the “Due Diligence” section.

Due Diligence

Design of Due Diligence
The design of our due diligence was intended to conform, in all material respects, with the due diligence framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for tin, tantalum, and tungsten and for gold.
Due Diligence Measures

a.	Establish company management systems

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We have a policy regarding the sourcing of conflict minerals, which is publicly available at the following Internet website: www.applied.com/conflictminerals. The content of any website referred to in this Conflict Minerals Report is not incorporated by reference in this Conflict Minerals Report.

•	We have a multidisciplinary team of associates to lead our conflict minerals compliance efforts, including members with legal, regulatory, supply chain, and communications backgrounds.

•	The team has attended training sessions offered by subject matter experts on conflict minerals compliance.

•	We obtained quarterly certifications from business unit leaders to identify changes in the use of component suppliers and components during the year.

•	We evaluated bills of materials for manufactured products.

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We determined that the most reasonable effort we could make to determine the existence and origin of necessary conflict minerals contained in our products was to seek information from our direct suppliers.

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To ask suppliers about the existence, country of origin, source, and chain of custody of necessary conflict minerals contained in the products they supplied to us, we used the Conflict Minerals Reporting Template. This template is a standardized reporting tool developed by the Conflict-Free Sourcing Initiative that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized.

b.    Identify and assess risks in the supply chain

•	Our manufacturing operations provided records of their component suppliers and contacts.

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Because we had hundreds of component suppliers, often representing very small purchase volumes, we surveyed direct suppliers of metal-containing components we estimated would constitute over three-quarters of the dollar volume of fiscal 2014 purchases by the manufacturing operations.

•	We recorded all requests sent and responses received in a central database.

•	We made repeat requests to suppliers that did not submit complete responses, tracking correspondence dates.

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Additional follow-up was conducted with suppliers after considering factors relevant to the reasonableness of our inquiry efforts, including the following: the value of our purchases from the supplier; and our subjective beliefs about the supplier’s business reputation, the nature of our company’s relationship with the supplier, and the likelihood of the existence of conflict minerals in the product.

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A small number of component suppliers reported it was possible that the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. We compared corresponding smelters and refiners identified by the suppliers with the list of facilities on the CFSI website to confirm they received a “compliant” designation from the Conflict Free Smelter Program.

c.    Design and implement a strategy to respond to identified risks

Our conflict minerals team reviewed and assessed the risks in our supply chain. The following actions were among those used to respond to the risks in the supply chain:

•	We followed up with suppliers who did not respond to the survey to educate them about the conflict minerals rule and to urge them to submit a completed Conflict Minerals Reporting Template.

•	We reviewed the completed templates and inquired about any discrepancies in the answers provided.

d.     Carry out independent third-party audit of smelter’s/refiner’s due diligence practices
We do not have direct relationships with smelters or refiners of conflict minerals. Therefore, we do not carry out audits of these facilities. However, we support audits conducted by third parties and urge our suppliers to support such audits.
e.     Report annually on supply chain due diligence
This Conflict Minerals Report is publicly available at www.applied.com/conflictminerals and is filed with the U.S. Securities and Exchange Commission.

Results of Review

•	We received complete responses from less than half of the suppliers surveyed.

•	The responses were typically provided on a company-wide basis, rather than by product.

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Suppliers of certain components confirmed that one or more of their products contained one or more conflict minerals. In most cases, though, suppliers did not complete their due diligence on the origin of the conflict minerals because they were still making inquiries of their own suppliers. Accordingly, most suppliers did not identify the smelters or refiners for their necessary conflict minerals.

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We collected information from suppliers about some but not all of the smelters and refiners that may process our necessary conflict minerals. A small number of component suppliers reported it was possible that the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. While the suppliers reported that certain smelters and refiners in their supply chain had been certified as compliant by the CFSI’s Conflict-Free Smelter Program, the suppliers were still conducting due diligence on others.

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After exercising the required due diligence, we did not obtain sufficient information from our suppliers to be able to disclose the facilities used to process the necessary conflict minerals in those products or their country of origin.

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We have determined that the most reasonable effort we can make to determine the mines or locations of origin of our necessary conflict minerals is to seek information from our direct suppliers about the smelters and refiners and the countries of origin of the necessary conflict minerals in our products and urge that our suppliers do the same with their suppliers. We must rely on our direct and indirect suppliers to provide information about the mine or location of origin of the necessary conflict minerals in our products. We were unable to gather the necessary information from these suppliers to determine the mine or location of origin of our necessary conflict minerals.

Steps Taken and Being Taken to Mitigate Risks about the Sourcing of Conflict Minerals

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We continue to engage our direct suppliers and encourage them to obtain responses from their suppliers in order to provide the detailed information needed to identify the source and chain of custody of the necessary conflict minerals in our products.

•	Our purchase order terms and conditions require suppliers to make good faith inquiries and provide responses regarding the origin of necessary conflict minerals in their products.

•	Our conflict minerals template is included in supplier questionnaire packages.

Forward-Looking Statements

Certain statements contained in this Conflict Minerals Report, including those made under the “Steps Taken and Being Taken to Mitigate Risks about the Sourcing of Conflict Minerals” section, reflect Applied’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning our operations and business environment, which are difficult to predict and are beyond the control of Applied. Factors that could adversely affect our future performance include (1) those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended June 30, 2014, (2) the outcome of the current legal challenge to the conflict minerals rule, (3) the responsible sourcing of conflict minerals in our supply chain by our suppliers, and (4) the effectiveness of traceability systems used by our suppliers to determine the source and chain of custody of conflict minerals contained in our supply chain.